Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Reports Third Quarter 2023 Results
Production guidance increased 5% following solid quarter and year-to-date performance;
on pace for record year operationally and financially
Toronto, Ontario (October 25, 2023) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the quarter ended September 30, 2023.
“With another strong quarterly performance, we are on pace for a record year both operationally and financially. Production of 135,400 ounces was above our quarterly guidance, putting us on track to set a new record for annual production. Given the strong year-to-date performance, we are raising our full year production guidance by 5% to a range of 515,000 to 530,000 ounces. With total cash costs and all-in sustaining costs below the mid-point of guidance in the quarter and year-to-date, we are also on track to achieve full year cost guidance,” said John A. McCluskey, President and Chief Executive Officer.
“This contributed to another solid quarter financially with $37 million of free cash flow, bringing the year-to-date total to $109 million. This represents a substantial increase from 2022 while investing in our high-return growth projects. At Island Gold, the Phase 3+ Expansion is progressing well with the headframe up and shaft sinking on schedule to begin later this year. The updated Feasibility Study on Lynn Lake outlined another long-life, low-cost project in Canada, with excellent exploration upside. The development plan for PDA is also advancing as the deposit continues to grow through ongoing exploration success. All three projects are key drivers of our ongoing value creation and strong long-term outlook, supporting growing production, declining costs, and increasing profitability,” Mr. McCluskey added.
Third Quarter 2023
•Produced 135,400 ounces of gold, exceeding quarterly guidance of 120,000 to 130,000 ounces, reflecting strong performances from the Mulatos District and Island Gold
•The Company is raising its annual production guidance to a range of 515,000 to 530,000 ounces, a 5% increase from original guidance (based on the mid-point), driven by the strong outperformance from the Mulatos District. With year-to-date production of 399,800 ounces, the Company is on pace for record annual production in 2023
•The Mulatos District produced 53,900 ounces in the third quarter and 164,700 ounces year-to-date, nearly double the prior year period reflecting another solid performance from La Yaqui Grande. The higher margin ounces from La Yaqui Grande drove mine-site free cash flow of $30.9 million, bringing the year-to-date total to $114.7 million
•Island Gold produced 36,400 ounces, a 19% increase compared to the second quarter of 2023, reflecting both higher grades and throughput. The Phase 3+ Expansion is progressing well with construction of the headframe largely complete and shaft sinking on track to begin by year end
•Sold 132,633 ounces of gold at an average realized price of $1,932 per ounce, for quarterly revenues of $256.2 million. The average realized gold price was $4 per ounce above the London PM fix

TRADING SYMBOL: TSX:AGI NYSE:AGI

•Total cash costs1 of $835 per ounce were at the low end of annual guidance and AISC1 of $1,121 per ounce were below the low end of guidance, driven by La Yaqui Grande and Island Gold and timing of sustaining capital expenditures. The Company remains on track to achieve full year cost guidance with total cash costs and AISC both below the mid-point of guidance year-to-date
•Realized adjusted net earnings1 of $54.5 million, or $0.14 per share. Adjusted net earnings includes adjustments for net unrealized foreign exchange losses recorded within both deferred taxes and foreign exchange of $11.9 million, and other losses totaling $3.2 million. Reported net earnings were $39.4 million, or $0.10 per share
•Free cash flow1 of $37.3 million in the third quarter, and $109.4 million year-to-date, a substantial increase from 2022 reflecting the strong operating performance and margin expansion. The Company expects to continue generating significant ongoing free cash flow over the next several years while funding the Phase 3+ Expansion at Island Gold
•Generated cash flow from operating activities of $112.5 million ($133.2 million, or $0.34 per share, before changes in working capital1)
•Paid a quarterly dividend of $9.9 million, or $0.025 per share (annualized rate of $0.10 per share)
•Cash and cash equivalents increased to $215.9 million, up 14% from the end of the second quarter, and 66% from the start of the year, reflecting strong free cash flow generation. The Company remains debt free
•Completed an updated Feasibility Study on the Lynn Lake project outlining a larger, longer-life, low-cost operation with attractive economics and significant exploration upside. Lynn Lake is expected to produce an average of 176,000 ounces of gold per year at mine-site AISC of $699 per ounce over its initial 10 years
•Provided an exploration update at Mulatos, further expanding high-grade mineralization beyond Mineral Reserves and Resources at Puerto Del Aire ("PDA") and intersecting additional wide intervals of significant gold mineralization at the Capulin regional target. A development plan incorporating the growth in Mineral Reserves at PDA is expected to be completed towards the end of 2023

(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

2 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Highlight Summary

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Financial Results (in millions)
Operating revenues	$256.2	$213.6	$768.7	$589.3
Cost of sales (1)	$158.0	$168.1	$471.0	$455.5
Earnings from operations	$82.6	$29.9	$246.2	$49.9
Earnings before income taxes	$78.2	$33.9	$242.5	$49.8
Net earnings (loss)	$39.4	($1.4)	$162.9	($3.5)
Adjusted net earnings (2)	$54.5	$26.9	$159.2	$74.2
Earnings before interest, taxes, depreciation and amortization (2)	$126.0	$96.4	$384.8	$251.3
Cash provided by operations before working capital and taxes paid (2)	$133.2	$96.1	$398.7	$252.3
Cash provided by operating activities	$112.5	$74.0	$348.6	$196.2
Capital expenditures (sustaining) (2)	$27.3	$26.0	$77.6	$68.7
Capital expenditures (growth) (2) (3)	$41.9	$39.8	$143.7	$141.7
Capital expenditures (capitalized exploration)	$6.0	$6.8	$17.9	$18.5
Free cash flow (2)	$37.3	$1.4	$109.4	($32.7)
Operating Results
Gold production (ounces)	135,400	123,400	399,800	326,200
Gold sales (ounces)	132,633	122,780	397,253	323,410
Per Ounce Data
Average realized gold price	$1,932	$1,740	$1,935	$1,822
Average spot gold price (London PM Fix)	$1,928	$1,729	$1,931	$1,824
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,191	$1,369	$1,186	$1,408
Total cash costs per ounce of gold sold (2)	$835	$868	$834	$914
All-in sustaining costs per ounce of gold sold (2)	$1,121	$1,178	$1,136	$1,231
Share Data
Earnings (loss) per share, basic and diluted	$0.10	$0.00	$0.41	($0.01)
Adjusted earnings per share, basic (2)	$0.14	$0.07	$0.40	$0.19
Weighted average common shares outstanding (basic) (000’s)	396,117	391,794	395,149	391,882
Financial Position (in millions)
Cash and cash equivalents (4)			$215.9	$129.8
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)Includes growth capital from operating sites.
(4)Comparative cash and cash equivalents balance as at December 31, 2022.

3 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Gold production (ounces)
Young-Davidson	45,100	49,300	135,300	147,600
Island Gold	36,400	31,400	99,800	93,200
Mulatos District (7)	53,900	42,700	164,700	85,400
Gold sales (ounces)
Young-Davidson	45,498	49,218	134,744	147,405
Island Gold	35,255	31,342	97,165	91,507
Mulatos District	51,880	42,220	165,344	84,498
Cost of sales (in millions) (1)
Young-Davidson	$62.4	$63.9	$183.6	$188.3
Island Gold	$31.3	$29.0	$89.8	$85.2
Mulatos District	$64.3	$75.2	$197.6	$182.0
Cost of sales per ounce of gold sold (includes amortization) (1)
Young-Davidson	$1,371	$1,298	$1,363	$1,277
Island Gold	$888	$925	$924	$931
Mulatos District	$1,239	$1,781	$1,195	$2,154
Total cash costs per ounce of gold sold (2)
Young-Davidson	$939	$870	$945	$858
Island Gold	$610	$651	$636	$650
Mulatos District	$898	$1,028	$861	$1,298
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)
Young-Davidson	$1,178	$1,134	$1,207	$1,087
Island Gold	$916	$944	$980	$941
Mulatos District	$1,045	$1,137	$948	$1,426
Capital expenditures (sustaining, growth, and capitalized exploration) (in millions)(2)
Young-Davidson (4)	$12.3	$15.1	$43.2	$50.9
Island Gold (5)	$47.5	$40.7	$159.2	$103.4
Mulatos District (6)	$9.8	$9.9	$22.0	$57.2
Other	$5.6	$6.9	$14.8	$17.4
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Includes capitalized exploration at Young-Davidson of $1.2 million and $3.8 million for the three and nine months ended September 30, 2023 ($1.2 million and $3.5 million for the three and nine months ended September 30, 2022).
(5)Includes capitalized exploration at Island Gold of $2.4 million and $7.8 million for the three and nine months ended September 30, 2023 ($4.7 million and $13.9 million for the three and nine months ended September 30, 2022).
(6)Includes capitalized exploration at Mulatos District of $2.4 million and $6.3 million for the three and nine months ended September 30, 2023 ($0.9 million and $1.1 million for the three and nine months ended September 30, 2022).
(7)The Mulatos District includes both the Mulatos pit, as well as La Yaqui Grande.

4 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Environment, Social and Governance Summary Performance
Health and Safety
•Total recordable injury frequency rate1 ("TRIFR") of 1.84 in the third quarter, an increase from 1.23 in the second quarter of 2023
•Lost time injury frequency rate1 ("LTIFR") of 0.09, consistent with the second quarter of 2023
•Year-to-date TRIFR of 1.40 and LTIFR of 0.06, a reduction of 19% and nil, respectively, from 2022
During the third quarter of 2023, the TRIFR increased with 21 recordable injuries, as compared to 13 in the prior quarter. Unfortunately, a second lost time injury occurred at the Mulatos operation involving the same exploration drilling contractor as the prior quarter. Additional training has been provided to the contractor.
Alamos strives to maintain a safe, healthy working environment for all, with a strong safety culture where everyone is continually reminded of the importance of keeping themselves and their colleagues healthy and injury-free. The Company’s overarching commitment is to have all employees and contractors return Home Safe Every Day.
Environment
•Zero significant environmental incidents and zero reportable spills in the third quarter and year-to-date
•Completed site visits at all three operating sites to assess compliance with internal Environmental Standards. Positive improvements were noted at all sites with action plans currently being implemented to meet remaining requirements
The Company is committed to preserving the long-term health and viability of the natural environment that surrounds its operations and projects. This includes investing in new initiatives to reduce our environmental footprint with the goal of minimizing the environmental impacts of our activities and offsetting any impacts that cannot be fully mitigated or rehabilitated.
Community
Ongoing donations, medical support and infrastructure investments were provided to local communities, including:
•Construction of a north access road in the Matarachi village, near the Mulatos Mine, to improve vehicle and pedestrian access around the community during the rainy season
•A shared Company-community effort to introduce beekeeping, or apiculture, in Matarachi as a rural development opportunity. This initiative included the provision of training, hives, tools, and protective equipment for all participants. In total 12 apiaries consisting of 60 hives were introduced and involved the participation of nine families, one school and both the Mulatos and La Yaqui Grande mines
•Visual health clinics for Matarachi residents, the third campaign in the last five years, benefiting nearly 300 people with prescription eyewear
•Construction of a columbarium for the township of Dubreuilville
•Supporting various community events in the Algoma district such as the annual Wawa Music Festival, annual Wawa Salmon Derby, the Lady Dunn Health Center Foundation’s High Tea, and several charity golf tournaments
•Contributions to the Young Mining Professionals Scholarship Fund to support students enrolled in mining-related programs at Canadian post-secondary institutions
•Fundraising and participation in the Great Cycle Challenge to support SickKids Hospital by raising funds and awareness towards fighting kids’ cancer
The Company also participated in several local job fairs across Northern Ontario including Kirkland Lake, Wawa, and Thunder Bay to showcase the many employment opportunities available at Island Gold and Young-Davidson. In
5 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Wawa, the Island Gold mine organized a mining showcase for local students to highlight the many different careers and jobs available in mining.
The Company believes that excellence in sustainability provides a net benefit to all stakeholders. The Company continues to engage with local communities to understand local challenges and priorities. Ongoing investments in local infrastructure, health care, education, cultural and community programs remain a focus of the Company.

Governance and Disclosure
•Completed the Company’s annual response to the CDP (formerly Carbon Disclosure Project) Climate Change Questionnaire
•Published the fourth edition of the Company's annual Women in Mining Newsletter, featuring interviews and stories from women across the Company that have contributed to Alamos’ success
•Advanced preparation of the Company’s 2022 Environmental, Social and Governance (ESG) Report, to be published in Q4 2023
•Hosted Alamos’ second Sustainability Summit in Toronto for health & safety, environmental and community leaders across all operations and projects. The annual Summit is designed to facilitate collaboration, share ideas, and make plans to improve the Company’s Sustainability Performance Management Framework and adoption of the Responsible Gold Mining Principles
The Company maintains the highest standards of corporate governance to ensure that corporate decision-making reflects its values, including the Company’s commitment to sustainable development. During the quarter, the Company continued to advance its implementation of the Responsible Gold Mining Principles, developed by the World Gold Council as a framework that sets clear expectations as to what constitutes responsible gold mining.

(1) Frequency rate is calculated as incidents per 200,000 hours worked.

6 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Outlook and Strategy

2023 Guidance
	Young-Davidson	Island Gold	Mulatos	Lynn Lake	Total
Gold production (000’s ounces)
Revised guidance					515 - 530
Original guidance	185 - 200	120 - 135	175 - 185		480 - 520
Cost of sales, including amortization (in millions)(3)					$625
Cost of sales, including amortization ($ per ounce)(3)					$1,250
Total cash costs ($ per ounce)(1)	$900 - $950	$600 - $650	$900 - $950	—	$825- $875
All-in sustaining costs ($ per ounce)(1)					$1,125 - $1,175
Mine-site all-in sustaining costs ($ per ounce)(1)(2)	$1,175 - $1,225	$950 - $1,000	$950 - $1,000	—
Capital expenditures (in millions)
Sustaining capital(1)	$50 - $55	$45 - $50	$10	—	$105 - $115
Growth capital(1)	$5 - $10	$165 - $185	$5 - $10	$12	$187 - $217
Total Sustaining and Growth Capital(1)	$55 - $65	$210 - $235	$15 - $20	$12	$292 - $332
Capitalized exploration(1)	$5	$11	$4	$5	$25
Total capital expenditures and capitalized exploration(1)	$60 - $70	$221 - $246	$19 - $24	$17	$317 - $357
(1)Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and associated MD&A for a description of these measures.
(2)For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.
(3)Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of total cash cost guidance.

The Company’s objective is to operate a sustainable business model that supports growing returns to all stakeholders over the long-term, through growing production, expanding margins, and increasing profitability. This includes a balanced approach to capital allocation focused on generating strong ongoing free cash flow while re-investing in high-return internal growth opportunities and supporting higher returns to shareholders.
With another strong quarterly performance, the Company continues to successfully execute on this strategy on all fronts. Production of 135,400 ounces exceeded third quarter guidance, while costs remained near the low end of annual guidance. This was driven by a solid quarter from Island Gold and another exceptional quarter from La Yaqui Grande.
Given the strong year-to-date performance, full year production guidance has been increased to a range of 515,000 to 530,000 ounces. This marks a 5% increase from original 2023 guidance (based on the mid-point) driven by the solid outperformance from the Mulatos District. This also represents a 13% increase from 2022, with the Company on pace to establish a new record for annual production. The Company also remains well positioned to achieve full year cost guidance with total cash costs and AISC both below the mid-point of annual guidance year-to-date.
Fourth quarter production is expected to be between 115,000 and 130,000 ounces with AISC expected to be slightly above the top end of annual guidance, reflecting higher sustaining capital and lower grades mined at La Yaqui Grande. Full year costs and capital are expected to be in line with guidance.
Financially, it was another solid quarter with free cash flow of $37.3 million bringing the year-to-date total to $109.4 million. As part of a balanced approach to growth, the Company continues to generate solid free cash flow while advancing its growth initiatives including the Phase 3+ Expansion at Island Gold, and the Lynn Lake and PDA projects. These are key elements of the Company's strong long-term outlook, which are expected to support growing production, declining costs, and further free cash flow growth in the years ahead.
The Phase 3+ Expansion at Island Gold is progressing well with construction of the hoist house complete, and the headframe nearing completion, putting the start of shaft sinking on track to begin towards the end of this year. In August, an updated Feasibility Study was released on the Lynn Lake project, outlining a larger, longer-life, low-cost
7 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

operation located in Canada, with excellent exploration upside. This followed the receipt of a positive Decision Statement for the Federal Environmental Impact Statement (“EIS”) earlier this year, a significant permitting milestone for the project.

At PDA, step-out drilling continues to extend high-grade mineralization beyond Mineral Reserves and Resources supporting the expected ongoing growth of the deposit. This growth will be incorporated into a development plan which is expected to be completed towards the end of this year and will outline a significant mine life extension at the Mulatos District.
Young-Davidson continues to be a consistent performer with mining rates in-line with target rates and the operation generating $30.9 million of mine-site free cash flow in the quarter and $82.6 million year-to-date. With higher grades expected in the fourth quarter, the operation is on track to meet full year production guidance and generate more than $100 million of mine-site free cash flow for the third consecutive year.
Island Gold performed well in the third quarter with higher mining rates and grades driving a 19% increase in production from the second quarter. With year-to-date production of 99,800 ounces, the operation is well positioned to meet full year production guidance. As outlined in the Phase 3+ Expansion study released in June 2022, grades mined are expected to increase in 2024, driving production higher. A further increase in grades and an increase in mining rates toward the latter part of 2025 is expected to drive an additional increase in production and a reduction in costs. As demonstrated through the year, Island Gold continues to generate strong cash flow from operations allowing the operation to fund the majority of capital spending on the Phase 3+ Expansion.
Combined gold production from the Mulatos District totaled 53,900 ounces in the quarter reflecting another strong performance from La Yaqui Grande. Year-to-date, the combined operation produced 164,700 ounces, nearly double the prior year period and putting it on pace to exceed full year guidance. Reflecting the strong operational performance, Mulatos generated $30.9 million of mine-site free cash flow in the quarter bringing the year-to-date total to $114.7 million. As previously guided, production is expected to decrease into the fourth quarter reflecting the end of mining within the main Mulatos pit in July as well as the return to guided grades at La Yaqui Grande.
Capital spending, including capitalized exploration, totaled $75.2 million in the third quarter and $239.2 million year-to-date. Capital spending is expected to increase in the fourth quarter, reflecting the continued ramp up in spending on Phase 3+ Expansion, and higher sustaining capital. Full year capital spending is expected to be consistent with guidance of $317 million to $357 million.
The global exploration budget for 2023 is consistent with spending in 2022. The Mulatos District accounts for the largest portion of the budget at $25 million, up from an initial budget of $17 million reflecting ongoing exploration success. This is followed by a $14 million budget at Island Gold, $8 million at Young-Davidson and $5 million at Lynn Lake. The exploration focus in 2023 continues to follow up on a successful year in 2022, with Mineral Reserves increasing for the fourth consecutive year to 10.7 million ounces of gold.
The Company's liquidity position continues to strengthen with cash and cash equivalents increasing to $215.9 million at the end of the third quarter, up from $129.8 million at the start of the year, while remaining debt free. Additionally, the Company has a $500 million undrawn credit facility, providing total liquidity of $715.9 million. As part of a balanced approach to growth and capital allocation, the current focus of growth capital is the Phase 3+ Expansion at Island Gold. With no significant capital expected to be spent on developing Lynn Lake until the Phase 3+ Expansion is well advanced, the Company remains well positioned to fund this growth internally while generating strong free cash flow over the next several years. The Company expects a further increase in free cash flow in 2026 with the completion of the Phase 3+ Expansion.

8 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Third Quarter 2023 results
Young-Davidson Financial and Operational Review

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Gold production (ounces)	45,100	49,300	135,300	147,600
Gold sales (ounces)	45,498	49,218	134,744	147,405
Financial Review (in millions)
Operating Revenues	$87.9	$85.6	$260.5	$269.7
Cost of sales (1)	$62.4	$63.9	$183.6	$188.3
Earnings from operations	$24.5	$20.9	$74.4	$77.4
Cash provided by operating activities	$43.2	$38.4	$125.8	$128.2
Capital expenditures (sustaining) (2)	$10.8	$13.0	$35.1	$33.6
Capital expenditures (growth) (2)	$0.3	$0.9	$4.3	$13.8
Capital expenditures (capitalized exploration) (2)	$1.2	$1.2	$3.8	$3.5
Mine-site free cash flow (2)	$30.9	$23.3	$82.6	$77.3
Cost of sales, including amortization per ounce of gold sold (1)	$1,371	$1,298	$1,363	$1,277
Total cash costs per ounce of gold sold (2)	$939	$870	$945	$858
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,178	$1,134	$1,207	$1,087
Underground Operations
Tonnes of ore mined	733,413	644,000	2,190,418	2,122,820
Tonnes of ore mined per day	7,972	7,000	8,024	7,776
Average grade of gold (4)	2.06	2.28	2.14	2.29
Metres developed	2,108	2,589	7,041	8,933
Mill Operations
Tonnes of ore processed	754,705	719,050	2,153,377	2,161,792
Tonnes of ore processed per day	8,203	7,816	7,888	7,919
Average grade of gold (4)	2.08	2.31	2.14	2.31
Contained ounces milled	50,393	53,290	148,380	160,734
Average recovery rate	90%	92%	90%	91%
(1)Cost of sales includes mining and processing costs, royalties and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").
Operational review
Young-Davidson produced 45,100 ounces of gold in the third quarter, an 9% decrease compared to the prior year period, due to 10% lower grades processed. Grades were impacted by sequencing with higher grade stopes planned to be mined during the quarter deferred into the fourth quarter. With grades mined expected to increase in the fourth quarter, Young-Davidson remains on track to meet full year production guidance.
Milling rates increased to average 8,203 tpd in the third quarter, a new record for the operation. Milling rates exceeded mining rates with surface stockpiles supplementing mill feed. Grades processed averaged 2.08 g/t Au in the quarter and 2.14 g/t Au year-to-date, the latter consistent with the low end of annual guidance. Mill recoveries averaged 90% in the quarter, in line with guidance.
9 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Financial Review
Third quarter revenues of $87.9 million were 3% higher than the prior year period, resulting from a higher realized gold price, partially offset by less ounces sold. Year-to-date revenues of $260.5 million were 3% lower than the prior year, primarily driven by less ounces sold.
Cost of sales of $62.4 million in the third quarter were 2% lower than the prior year period with higher tonnes processed being offset by lower unit operating costs. Underground mining costs were CAD $46 per tonne in the quarter, an 8% improvement from the prior year period due to economies of scale driven by higher mining rates. Cost of sales of $183.6 million for the first nine months of the year were in line with the comparable period.
Total cash costs were $939 per ounce in the third quarter and $945 per ounce for the first nine months of the year. Mine-site AISC were $1,178 per ounce in the quarter and $1,207 per ounce for the first nine months of the year. Total cash costs and mine-site AISC were consistent with annual guidance in the quarter and year-to-date; however, above the prior year periods reflecting inflationary pressures as well as the lower grades processed. Both total cash costs and AISC are expected to be in line with guidance for the full year.
Capital expenditures in the quarter included $10.8 million of sustaining capital and $0.3 million of growth capital. Additionally, $1.2 million was invested in capitalized exploration in the quarter. Capital expenditures, inclusive of capitalized exploration, totaled $43.2 million for the first nine months of 2023, a 15% decrease from the prior year. Sustaining capital expenditures are expected to increase in the fourth quarter bringing full year capital in line with annual guidance.
Young-Davidson continues to demonstrate strong operational and financial consistency with mine-site free cash flow of $30.9 million in the third quarter, and $82.6 million in the first nine months of 2023. The operation is on track to surpass $100 million in mine-site free cash flow for the third consecutive year, and is well positioned to generate similar levels over the long-term, given its 15 year Mineral Reserve life.

10 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Island Gold Financial and Operational Review

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Gold production (ounces)	36,400	31,400	99,800	93,200
Gold sales (ounces)	35,255	31,342	97,165	91,507
Financial Review (in millions)
Operating Revenues	$68.1	$54.8	$187.8	$167.3
Cost of sales (1)	$31.3	$29.0	$89.8	$85.2
Earnings from operations	$35.6	$24.4	$95.2	$78.1
Cash provided by operating activities	$38.3	$32.1	$125.0	$109.0
Capital expenditures (sustaining) (2)	$10.6	$9.1	$33.0	$26.4
Capital expenditures (growth) (2)	$34.5	$26.9	$118.4	$63.1
Capital expenditures (capitalized exploration) (2)	$2.4	$4.7	$7.8	$13.9
Mine-site free cash flow (2)	($9.2)	($8.6)	($34.2)	$5.6
Cost of sales, including amortization per ounce of gold sold (1)	$888	$925	$924	$931
Total cash costs per ounce of gold sold (2)	$610	$651	$636	$650
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$916	$944	$980	$941
Underground Operations
Tonnes of ore mined	113,682	104,565	322,646	319,757
Tonnes of ore mined per day ("tpd")	1,236	1,137	1,182	1,171
Average grade of gold (4)	9.94	9.67	9.59	9.37
Metres developed	2,063	1,664	6,301	5,005
Mill Operations
Tonnes of ore processed	113,061	121,571	322,568	336,668
Tonnes of ore processed per day	1,229	1,321	1,182	1,233
Average grade of gold (4)	10.11	9.38	9.74	9.25
Contained ounces milled	36,767	36,661	101,029	100,119
Average recovery rate	97%	93%	97%	95%
(1)Cost of sales includes mining and processing costs, royalties, and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").

Operational review
Island Gold produced 36,400 ounces in the third quarter of 2023, a 16% increase from the prior year period, reflecting higher grades mined and processed, partially offset by lower tonnes milled. For the first nine months of 2023, Island Gold produced 99,800 ounces, a 7% increase from the prior year period. With the solid year-to-date performance, Island Gold remains on track to achieve full year production guidance.
Underground mining rates averaged 1,236 tpd in the third quarter, exceeding annual guidance and an increase of 12% from the second quarter. Grades mined averaged 9.94 g/t Au in the quarter, and 9.59 g/t Au through the first nine months of the year, both consistent with annual guidance.
Mill throughput averaged 1,229 tpd for the quarter. Milling throughput was lower than the prior year period, as the third quarter of 2022 included processing of approximately 10,000 tonnes of Island Gold stockpiled ore at the Young-Davidson mill. Mill recoveries averaged 97% in the quarter, consistent with annual guidance, and a 4% increase compared to the prior year period.
Financial Review
11 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Revenues of $68.1 million in the third quarter and $187.8 million for the first nine months of the year were 24% and 12% higher than the prior year periods, respectively, due to more ounces sold and a higher realized gold price.
Cost of sales of $31.3 million in the third quarter and $89.8 million for the first nine months of the year were 8% and 5% higher than the prior year period, respectively, driven by the increased mining rates and inflationary pressures on mining and processing costs.
Total cash costs of $610 per ounce in the third quarter and $636 per ounce year-to-date were in line with annual guidance. Mine-site AISC of $916 per ounce in the third quarter was below annual guidance due to timing of sustaining capital expenditures. Sustaining capital expenditures are expected to increase in the fourth quarter, consistent with annual guidance. With mine-site AISC of $980 per ounce through the first nine months, the operation remains on track to meet full year cost guidance.
Total capital expenditures were $47.5 million in the third quarter, including $34.5 million of growth capital and $2.4 million of capitalized exploration. Growth capital spending remains focused on the shaft site infrastructure, including the headframe, electrical substation and warehouse to support the Phase 3+ Expansion. The construction of the headframe is now substantially complete and pre-commissioning tests on the e-house electrical systems have commenced. Shaft sinking is on track to commence by year end. Additionally, capital spending was focused on lateral development and other surface infrastructure. For the first nine months of 2023, capital spending totaled $159.2 million, inclusive of capitalized exploration of $7.8 million, with the majority related to construction activities on the Phase 3+ Expansion.
Mine-site free cash flow was negative $9.2 million in the third quarter and negative $34.2 million for the first nine months of the year given the significant capital investment related to the Phase 3+ Expansion. At current gold prices, Island Gold is expected to fund the majority of the Phase 3+ Expansion capital over the next three years. The operation is expected to generate significant free cash flow from 2026 onward with the completion of the expansion.

12 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mulatos District Financial and Operational Review

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Gold production (ounces)	53,900	42,700	164,700	85,400
Gold sales (ounces)	51,880	42,220	165,344	84,498
Financial Review (in millions)
Operating Revenues	$100.2	$73.2	$320.4	$152.3
Cost of sales (1)	$64.3	$75.2	$197.6	$182.0
Earnings (loss) from operations	$31.1	($4.1)	$113.4	($36.2)
Cash provided (used) by operating activities	$40.7	$11.7	$136.7	($8.4)
Capital expenditures (sustaining) (2)	$5.9	$3.9	$9.5	$8.7
Capital expenditures (growth) (2)	$1.5	$5.1	$6.2	$47.4
Capital expenditures (capitalized exploration) (2)	$2.4	$0.9	$6.3	$1.1
Mine-site free cash flow (2)	$30.9	$1.8	$114.7	($65.6)
Cost of sales, including amortization per ounce of gold sold (1)	$1,239	$1,781	$1,195	$2,154
Total cash costs per ounce of gold sold (2)	$898	$1,028	$861	$1,298
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,045	$1,137	$948	$1,426
La Yaqui Grande Mine
Open Pit Operations
Tonnes of ore mined - open pit (4)	918,053	739,594	2,947,113	1,236,413
Total waste mined - open pit (6)	5,715,419	5,327,341	17,150,171	17,469,454
Total tonnes mined - open pit	6,633,472	6,066,935	20,097,284	18,705,867
Waste-to-ore ratio (operating)	5.00	5.00	5.00	5.00
Crushing and Heap Leach Operations
Tonnes of ore stacked	948,451	794,127	2,982,018	1,127,108
Average grade of gold processed (5)	1.50	1.23	1.52	1.33
Contained ounces stacked	45,722	31,362	146,196	48,133
Average recovery rate	84%	81%	82%	63%
Ore crushed per day (tonnes)	10,300	8,700	10,900	6,159
Mulatos Mine
Open Pit Operations
Tonnes of ore mined - open pit (4)	80,868	795,339	2,250,380	2,600,777
Total waste mined - open pit (6)	130,519	1,573,334	1,309,034	5,237,360
Total tonnes mined - open pit	211,387	2,332,673	3,559,415	7,838,137
Waste-to-ore ratio (operating)	1.61	2.07	0.58	1.63
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,083,017	1,274,662	3,729,738	4,542,916
Average grade of gold processed (5)	1.55	0.75	1.17	0.72
Contained ounces stacked	53,923	30,916	140,375	104,965
Average recovery rate	29%	56%	32%	52%
Ore crushed per day (tonnes)	11,800	14,000	13,700	16,600
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Includes ore stockpiled during the quarter.
(5)Grams per tonne of gold ("g/t Au").
(6)Total waste mined includes operating waste and capitalized stripping.
Mulatos District Operational Review
The Mulatos District produced 53,900 ounces in the third quarter, 26% higher than the prior year period, reflecting higher mining rates and grades from La Yaqui Grande. As guided, production decreased from the second quarter
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with mining and stacking rates at La Yaqui Grande returning to design rates of approximately 10,000 tpd, as well as the end of mining within the main Mulatos open pit in July. Production is expected to decrease in the fourth quarter reflecting the depletion of the Mulatos pit and a decrease in grades at La Yaqui Grande.
For the first nine months of 2023, the Mulatos District produced 164,700 ounces. This included 119,700 ounces from La Yaqui Grande with the operation exceeding expectations both in terms of mining rates and grades. Given the year-to-date outperformance, the Mulatos District is expected to exceed original production guidance of 175,000 to 185,000 ounces.
La Yaqui Grande Operational Review
La Yaqui Grande produced 38,300 ounces in the third quarter, up 51% from the prior year period reflecting higher grades and stacking rates. As previously guided, stacking rates of 10,300 tpd decreased from the second quarter with the onset of the rainy season. Stacking rates are expected to remain around design rates of 10,000 tpd in the fourth quarter and beyond. Grades stacked on the leach pad averaged 1.50 g/t Au, above annual guidance of 1.15 to 1.45 g/t Au due to positive grade reconciliations. The recovery rate was 84% in the quarter and 82% through the first nine months of the year, both in line with annual guidance.
Mulatos Operational Review
Mulatos produced 15,600 ounces in the third quarter, 10% lower than the second quarter of 2023, reflecting completion of mining from the El Salto portion of the pit in July. Total crusher throughput averaged 11,800 tpd, with a total of 1,083,017 tonnes stacked, with grades averaging 1.55 g/t Au. The majority of tonnes stacked in the quarter were from stockpiled ore which will continue to be stacked at declining rates until the stockpiles are depleted in the fourth quarter. The operation is expected to benefit from ongoing gold production at decreasing rates into 2024 through residual leaching of the leach pad.
Financial Review (Mulatos District)
Revenues of $100.2 million in the third quarter were 37% higher than the prior year period reflecting more ounces sold at La Yaqui Grande, and a higher realized gold price. Similarly, revenues of $320.4 million for the first nine months of 2023, were higher than the prior year period as a result of more ounces sold and a higher realized gold price.
Cost of sales of $64.3 million in the third quarter were 14% lower than in the comparative period, due to lower mining rates within the main Mulatos pit. In addition, the comparative period included an adjustment related to the Mulatos leach pad inventory. For the first nine months of 2023, cost of sales of $197.6 million were 9% higher than the comparable period, due to higher mining and stacking rates at the operation.
Total cash costs for the Mulatos District of $898 per ounce in the third quarter and $861 per ounce year-to-date were below annual guidance, driven by higher grades at La Yaqui Grande and higher stacking rates through the first half of the year. Mine-site AISC of $1,045 per ounce in the third quarter was higher than annual guidance due to the timing of sustaining capital expenditures. Costs are expected to be above the top end of annual guidance in the fourth quarter reflecting lower production at La Yaqui Grande and Mulatos. However, given the strong year-to-date performance with mine-site AISC of $948 per ounce, costs are expected to be in-line with guidance for the full year.
Capital expenditures totaled $9.8 million in the third quarter, including sustaining capital of $5.9 million, and $2.4 million of capitalized exploration focused on drilling at PDA. For the first nine months of 2023, capital spending totaled $22.0 million, including $6.3 million of capitalized exploration. Full year capital expenditures, excluding capitalized exploration, are expected to be in line with annual guidance.
The Mulatos District generated mine-site free cash flow of $30.9 million in the third quarter, and $114.7 million through the first nine months of the year, driven by the low-cost, high margin production from La Yaqui Grande. Mulatos paid $2.7 million of cash taxes in the third quarter, with a similar payment expected in the fourth quarter.
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TRADING SYMBOL: TSX:AGI NYSE:AGI

Given the strong profitability of the operation in 2023, with $114.7 million in free cash flow generated year to date, the Company expects to make significantly higher cash tax payments in Mexico in 2024.
Third Quarter 2023 Development Activities
Island Gold (Ontario, Canada)
Phase 3+ Expansion
On June 28, 2022, the Company reported results of the Phase 3+ Expansion Study (“P3+ Expansion Study”) conducted on its Island Gold mine, located in Ontario, Canada.
The Phase 3+ Expansion to 2,400 tpd from the current rate of 1,200 tpd will involve various infrastructure investments. These include the installation of a shaft, paste plant, expansion of the mill as well as accelerated development to support the higher mining rates. Following the completion of the expansion in 2026, the operation will transition from trucking ore and waste up the ramp to skipping ore and waste to surface through the new shaft infrastructure, driving production higher and costs significantly lower.
Construction continued through the third quarter of 2023, with shaft site surface infrastructure nearing completion in advance of shaft sinking, which is expected to commence by the end of the year. Further details on progress to the end of the third quarter are summarized below:
•Construction of the shaft area substation substantially complete and connected to the Island Gold substation
•Headframe construction substantially complete
•Galloway outfitting over 50% complete
•Pre-commissioning tests on the e-house electrical systems commenced
•Earthworks for propane storage facility completed
•Warehouse building construction underway
•Paste plant detailed engineering 70% complete and expected to be substantially complete by year end; issuance of long lead time equipment procurement packages is ongoing
•Mill expansion basic engineering 77% complete and expected to be completed by year end, with overall engineering being 30% complete; issuance of long lead time equipment procurement packages is ongoing
•Lateral development to support higher mining rates with the Phase 3+ Expansion ongoing
During the third quarter of 2023, the Company spent $34.5 million on the Phase 3+ Expansion and capital development. As of September 30, 2023, 45% of the total initial growth capital of $756 million has been spent and committed on the project. This includes progress as follows:
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(in US$M) Growth capital (including indirects and contingency)	P3+ 2400 Study[1]	Spent to date[2]	Committed to date	% of Spent & Committed
Shaft & Shaft Surface Complex	229	118	83	88%
Mill Expansion	76	3	1	5%
Paste Plant	52	1	1	4%
Power Upgrade	24	4	6	42%
Effluent Treatment Plant	16	—	—	—
General Indirect Costs	64	27	6	52%
Contingency[3]	55	—
Total Growth Capital	$516	$153	$97	48%

Underground Equipment & Infrastructure	79	26	—	33%
Accelerated Capital Development	162	64	—	40%
Total Growth Capital (including Accelerated Spend)	$756	$243	$97	45%
1.Phase 3+ 2400 Study is as of January 2022. Phase 3+ capital estimate based on USD/CAD exchange $0.78:1. Spent to date based on average USD/CAD of $0.76:1 since the start of 2022. Committed to date based on the spot USD/CAD rate as at September 30, 2023 of $0.74:1.
2.Amount spent to date accounted for on an accrual basis, including working capital movements.
3.Contingency has been allocated to the various areas.
Growth capital spending at Island Gold on the Phase 3+ Expansion is expected to be between $165 and $185 million in 2023. Capital spending is expected to remain at similar levels in 2024 and 2025 and then drop considerably in 2026 once the expansion is complete.
Shaft site area - October 2023
Lynn Lake (Manitoba, Canada)
16 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

In March 2023, the Company achieved a significant permitting milestone for the Lynn Lake project with a positive Decision Statement issued by the Ministry of Environment and Climate Change Canada based on the completed Federal Environmental Impact Statement ("EIS"), and Environment Act Licenses issued by the Province of Manitoba. Additionally, during the second quarter, the Company finalized an Impact Benefit Agreement and participated in a signing ceremony with Marcel Colomb First Nation, the most proximate First Nation to the project. As previously disclosed, the Mathias Colomb Cree Nation has brought an application for judicial review of the Decision Statement issued by the Ministry of Environment and Climate Change and an internal appeal of the Environment Act Licenses issued by the Province of Manitoba. At this time, the application and appeal are not expected to impact overall Lynn Lake project timelines. The Company continues to actively engage with the Mathias Colomb Cree Nation during this period.
On August 2, 2023, the Company reported the results of an updated Feasibility Study ("2023 Study") conducted on the project which replaces the previous Feasibility Study completed in 2017 ("2017 Study"). The 2023 Study incorporates a 44% larger Mineral Reserve and 14% increase in milling rates to 8,000 tpd supporting a larger, longer-life, low-cost operation. The 2023 Study has been updated to reflect the current costing environment, as well as a significant amount of additional engineering, on-site geotechnical investigation work, and requirements outlined during the permitting process with the EIS granted in March.
2023 Study Highlights:
Higher production: average annual gold production of 207,000 ounces over the first five years and 176,000 ounces over the initial 10 years
•The 10-year average represents a 23% increase over the annual average of 143,000 ounces in the 2017 Study
Low-cost profile: average mine-site all-in sustaining costs of $699 per ounce over the first 10-years and $814 per ounce over the life of mine
•Average mine-site all-in sustaining costs decreased 6% from the 2017 Study over the initial 10-years with economies of scale provided by the larger operation, and higher average grades, more than offsetting cost inflation
Larger, longer-life operation supported by 44% larger Mineral Reserve with further upside potential
•44% larger Mineral Reserve totaling 2.3 million ounces grading 1.52 g/t Au (47.6 million tonnes ("mt"))
•17-year mine life, up from 10 years in the 2017 Study
•Life of mine production of 2.2 million ounces, a 46% increase from 1.5 million ounces reported in 2017
Modest increase in capital intensity with larger operation and 46% increase in life of mine production partly offsetting inflation
•Initial capital of $632 million, and life of mine capital including sustaining capital and reclamation of $832 million, increased from the 2017 Study reflecting inflation and scope changes with the larger operation and Mineral Reserve
•Total life of mine capital of $381 per ounce increased 17% from $325 per ounce in the 2017 Study with the larger Mineral Reserve and economies of scale partly offsetting the significant industry-wide capital inflation experienced since 2017
Project de-risked given advanced level of engineering, additional geotechnical work, and EIS approval
•Detailed engineering 55% complete; basic engineering 100% complete as of August 2023
•EIS approval and Provincial licenses received in March 2023 with requirements outlined through the permitting process incorporated into the 2023 Study
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•Extensive geotechnical drilling, test pits, and ground penetrating radar employed across the project area including the mill, open pits and tailings locations providing higher degree of confidence around required earthworks, tailings design and mine plan
Attractive economics with significant long-term exploration upside potential
•After-tax net present value (“NPV”) (5%) of $428 million (base case gold price assumption of $1,675 per ounce and USD/CAD foreign exchange rate of $0.75:1)
•After-tax internal rate of return (“IRR”) of 17%
•After-tax NPV (5%) of $670 million, and an after-tax IRR of 22%, at current gold prices of approximately $1,950 per ounce
•Payback of less than four years at the base case gold price of $1,675 per ounce and less than three years at a $1,950 per ounce gold prices
Significant near-mine and regional exploration upside potential
•The Lynn Lake project encompasses most of the east-trending, 125 km long, Lynn Lake Greenstone Belt in northwestern Manitoba, with a total of 58,000 hectares of mineral tenure, representing significant exploration potential, including:
◦Gordon deposit: higher-grade gold mineralization extended outside of Mineral Reserves and Resources in the northeastern extent of the planned Gordon pit, in an area modeled as waste in the 2023 Study
◦Burnt Timber and Linkwood: potential for smaller, higher-grade Mineral Resource that could be trucked and processed at the planned MacLellan mill later in the mine life
◦Regional targets: extensive pipeline of highly prospective exploration targets at various stages of exploration across the Lynn Lake greenstone belt. This includes the Maynard and Tulune targets where ongoing drilling continues to intersect gold mineralization. Both targets are within trucking distance of the MacLellan mill
Low Greenhouse Gas (“GHG”) emission intensity
•18% decrease in GHG emissions per ounce from the 2017 Study reflecting the incorporation of electric shovels and drills at MacLellan, and productivity improvements with the larger operation
•58% lower emissions per ounce produced than the industry average. The project will be connected to Manitoba’s electric grid, of which nearly all electricity is produced from clean, renewable power, supporting the company-wide target of a 30% reduction in absolute GHG emissions by 2030
Fully funded growth
•As outlined previously, the Company does not anticipate spending any significant capital on developing the Lynn Lake project until the Phase 3+ Expansion at Island Gold is well advanced
•With $215.9 million of cash as of September 30, 2023, no debt, strong ongoing free cash flow generation, and significant free cash flow growth expected from Island Gold in 2026 and beyond, the Company is well positioned to fund development of Lynn Lake internally
Development spending (excluding exploration) was $3.6 million in the third quarter of 2023 on engineering to support the updated Feasibility Study. For the first nine months of 2023, development spending (excluding exploration) was $8.6 million.
Kirazlı (Çanakkale, Türkiye)
On October 14, 2019, the Company suspended all construction activities on its Kirazlı project following the Turkish government's failure to grant a routine renewal of the Company’s mining licenses, despite the Company having met
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TRADING SYMBOL: TSX:AGI NYSE:AGI

all legal and regulatory requirements for their renewal. In October 2020, the Turkish government refused the renewal of the Company’s Forestry Permit. The Company had been granted approval of all permits required to construct Kirazlı including the Environmental Impact Assessment approval, Forestry Permit, and GSM (Business Opening and Operation) permit, and certain key permits for the nearby Ağı Dağı and Çamyurt Gold Mines. These permits were granted by the Turkish government after the project earned the support of the local communities and passed an extensive multi-year environmental review and community consultation process.
On April 20, 2021, the Company announced that its Netherlands wholly-owned subsidiaries Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V. (the “Subsidiaries”) would be filing an investment treaty claim against the Republic of Türkiye for expropriation and unfair and inequitable treatment. The claim was filed under the Netherlands-Türkiye Bilateral Investment Treaty (the “Treaty”). Alamos Gold Holdings Coöperatief U.A. and Alamos Gold Holdings B.V. had its claim against the Republic of Türkiye registered on June 7, 2021 with the International Centre for Settlement of Investment Disputes (World Bank Group).
Bilateral investment treaties are agreements between countries to assist with the protection of investments. The Treaty establishes legal protections for investment between Türkiye and the Netherlands. The Subsidiaries directly own and control the Company’s Turkish assets. The Subsidiaries invoking their rights pursuant to the Treaty does not mean that they relinquish their rights to the Turkish project, or otherwise cease the Turkish operations. The Company will continue to work towards a constructive resolution with the Republic of Türkiye.
The Company incurred $0.6 million in the third quarter related to ongoing holding costs and legal costs to progress the Treaty claim, which was expensed. For the first nine months of 2023, the Company incurred $1.6 million.
Third Quarter 2023 Exploration Activities
Island Gold (Ontario, Canada)
A total of $14 million has been budgeted at Island Gold in 2023, primarily for underground exploration. For the past several years, the exploration focus has been on adding high-grade Mineral Resources at depth in advance of the Phase 3+ Expansion Study, primarily through surface directional drilling. This exploration strategy has been successful in nearly tripling the Mineral Reserve and Resource base since 2017 to over five million ounces of gold. With an 18-year mine life, and with work on the expansion ramping up, the focus has shifted to a more cost-effective expanded underground drilling program that will leverage existing underground infrastructure. This drilling program is at a much lower cost on a per metre basis, is less technically challenging, and requires significantly fewer metres per exploration target.
The underground exploration drilling program was expanded from 27,500 metres ("m") in 2022 to 45,000 m in 2023. The program is focused on defining new Mineral Reserves and Resources in proximity to existing production horizons and infrastructure including along strike, and in the hanging-wall and footwall. These potential high-grade Mineral Reserve and Resource additions would be low cost to develop and could be incorporated into the mine plan and mined within the next several years, further increasing the value of the operation. To support the underground exploration drilling program, 444 m of underground exploration drift development is planned to extend drill platforms on the 490, 790, 945, and 980-levels. In addition to the exploration budget, 36,000 m of underground delineation drilling has been planned and included in sustaining capital for Island Gold.
A regional exploration program including 7,500 m of drilling is also budgeted in 2023. The focus of the program is on evaluating and advancing exploration targets outside the Island Gold Deposit on the 55,300 ha Island Gold property. A total of 4,802 m of surface regional drilling in 16 holes was completed in the third quarter. Regional drilling has focused on the Pine-Breccia and Cline Edwards Plowman targets. Regional surface drilling completed year-to-date totaled 8,432 m in 42 holes.
A total of 6,323 m of underground exploration drilling in 32 holes was also completed in the third quarter. The objective of the underground drilling is to identify new Mineral Resources close to existing Mineral Resource or Reserve blocks. In addition to underground exploration drilling, a total of 14,328 m of underground delineation
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drilling was completed in 76 holes, focused on infill drilling to convert Mineral Resources to Mineral Reserves. Year-to-date, 127 holes totaling 29,732 m have been completed as part of the underground exploration program, and 121 holes totaling 22,155 m as part of the underground delineation drilling program. A total of 99 m of underground exploration drift development was also completed during the third quarter.
Total exploration expenditures during the third quarter were $3.6 million, of which $2.4 million was capitalized. In the first nine months of 2023, exploration expenditures totaled $10.6 million, of which $7.8 million was capitalized.
Young-Davidson (Ontario, Canada)
A total of $8 million has been budgeted for exploration at Young-Davidson in 2023, up from $5 million in 2022. The 2023 program includes 21,600 m of underground exploration drilling, and 400 m of underground exploration development to extend drill platforms on the 9220, 9270, and 9590-levels.
The focus of the underground exploration drilling program is to expand Mineral Reserves and Resources in five target areas in proximity to existing underground infrastructure. This includes targeting additional gold mineralization within the syenite which hosts the majority of Mineral Reserves and Resources, as well as within the hanging wall and footwall of the deposit where higher grades have been previously intersected.
During the third quarter of 2023, two underground exploration drills completed 6,184 m in 17 holes from the 9220 West exploration drift and the 9025 East Footwall. Drilling is targeting syenite-hosted mineralization as well as continuing to test mineralization in the footwall sediments and in the hanging wall mafic-ultramafic stratigraphy. During the first nine months of 2023, a total of 17,880 m was completed in 44 holes.
In addition, 5,000 m of surface drilling was budgeted to test near-surface targets across the 5,720 ha Young-Davidson property. A total of 4,366 m of surface drilling in nine holes was completed in the third quarter. Year-to-date, 7,052 m has been completed in 21 holes focused on the MCM-target area, immediately east and adjacent to the Young-Davidson deposit.
Total exploration expenditures during the third quarter were $2.2 million of which $1.2 million was capitalized. For the first nine months of 2023, exploration spending totaled $6.3 million of which $3.8 million was capitalized.
Mulatos District (Sonora, Mexico)
During the third quarter of 2023, exploration activities continued at PDA and the near-mine area with 3,271 m of drilling completed in 42 holes. Additionally, an eight hole, 2,230 m geotechnical drilling program was completed to support development of PDA. Exploration drilling at PDA has been successful with Mineral Reserves increasing 70% in 2022 to 728,000 ounces (4.7mt grading 4.84 g/t Au) with grades also increasing 4%. Ongoing exploration success and results from the geotechnical drilling program will be incorporated into an updated development plan which is expected to be completed towards the end of 2023.
The regional program totaled 10,049 m of drilling completed in 31 holes in the third quarter. This included 6,319 m completed in 17 holes at the Capulin target, and 3,840 m completed in 13 drill holes at Cerro Pelon West.
As announced in the September 13, 2023 press release, drilling continues to extend high-grade gold mineralization outside of Mineral Reserves and Resources at PDA. PDA is a higher-grade underground deposit adjacent to the Mulatos pit. Additionally, step-out drilling at the Capulin regional target continues to intersect wide intervals of significant gold mineralization. Capulin is located four kilometres (“km”) east of the Mulatos open pit. Previously reported highlights are as follows:
PDA
•Additional high-grade gold mineralization extended beyond Mineral Reserves and Resources at PDA. This is expected to support further growth in the size of the deposit following a 71% increase in combined Mineral Reserves and Resources in 2022 to a total of 1.0 million ounces. An expanded drill program is
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ongoing with the deposit open in multiple directions. All reported composite widths are estimated true width of the mineralized zones.
◦41.46 g/t Au (18.87 g/t cut) over 7.05 m (23MUL122)
◦18.32 g/t Au (15.13 g/t cut) over 9.50 m (23MUL120)
◦13.62 g/t Au (13.62 g/t cut) over 9.45 m (23MUL120)
◦85.80 g/t Au (40.00 g/t cut) over 1.20 m (23MUL165)
◦5.58 g/t Au (5.58 g/t cut) over 17.60 m (23MUL165); and
◦10.42 g/t Au (10.42 g/t cut) over 6.00 m (23MUL139)
Capulin Target
•Step-out drilling continues to intersect wide, significant intervals of oxide and sulphide gold mineralization within a breccia adjacent to the Capulin Fault. This includes the best hole drilled to date at Capulin (23REF022), a 25 m step out from the previously reported initial hole drilled in this area 23REF012 (2.01 g/t Au over 82.45 m core length, including 4.81 g/t Au over 16.40 m and 5.38 g/t Au over 12.35 m). Drilling continues to test the geometry of the breccia unit and the extent of the gold mineralization, as well as targets across the broader Capulin area.
◦2.73 g/t Au over 120.85 m core length, including 9.31 g/t Au over 29.05 m (23REF022)
Note: Drillhole composite gold grades reported as “cut” at PDA may include higher grade samples which have been cut to 40 g/t Au. Drillhole composite gold grades reported at Capulin as uncut.

During the third quarter, exploration spending at Mulatos totaled $7.2 million of which $2.4 million was capitalized. For the first nine months of 2023, exploration spending totaled $15.7 million of which $6.3 million was capitalized.
Lynn Lake (Manitoba, Canada)
A total of $7.3 million has been budgeted for exploration at the Lynn Lake project in 2023. This includes 8,000 m of drilling focused on several advanced regional targets, and expansion of Mineral Reserves and Resources in proximity to the Gordon deposit. The key areas of focus for 2023 are the continued evaluation and advancement of a pipeline of prospective exploration targets within the 58,000 ha Lynn Lake property including the Tulune greenfields discovery and Maynard, Wedge, McVeigh, Gemmell and Jim.
The 2023 drilling campaign was completed by the end of the second quarter comprising 7,979 m of drilling in 29 holes. Geological mapping, sampling and hand trenches with channel sampling was conducted in the third quarter, focused on the Tulune, Maynard, and Snake Lake projects.
On August 1, 2023, the Company provided an exploration update on the Lynn Lake project including results from several regional exploration targets and drilling completed at Gordon over the past year and a half. These results have not been incorporated into the updated Feasibility Study released on August 2, 2023, highlighting the significant exploration upside potential. Previously reported highlights include the following:
•Gordon Gold Deposit: gold mineralization extended outside of Mineral Reserves and Resources in the northeastern extent of the planned Gordon pit, in an area modeled as waste in the 2023 Study.
◦11.19 g/t Au over 10.40 metres (“m”) (5.87 m true width) (22GDX082)
◦2.51 g/t Au over 25.10 m (17.30 m true width) (22GDX081); and
◦2.86 g/t Au over 10.59 m (7.74 m true width), and 4.72 g/t Au over 5.35 m (3.55 m true width) (22GDX080)
•Maynard Regional Target: significant gold mineralization extended over a 700 m strike length and to a depth of 280 m. Maynard is located in proximity to the Burnt Timber and Linkwood deposits and 1 km from an all-
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TRADING SYMBOL: TSX:AGI NYSE:AGI

season road, representing a high-priority target as a potential satellite deposit within trucking distance of the MacLellan mill. To date, all 16 holes drilled within the Maynard target have intersected gold mineralization1.
◦5.87 g/t Au over 11.88 m, including 13.81 g/t Au over 2.80 m, and 20.29 g/t Au over 1.22 m (23LLX066)
◦1.01 g/t Au over 56.90 m, including 6.09 g/t Au over 2.50 m (22LLX031)
◦2.63 g/t Au over 13.00 m, including 39.70 g/t Au over 0.73 m, and 0.80 g/t Au over 16.00 m, and 0.58 g/t Au over 23.15 m (22LLX027);
◦0.68 g/t Au over 40.13 m (22LLX028); and
◦1.09 g/t Au over 23.75 m, including 4.72 g/t over 4.01 m (22LLX030).
•Tulune Regional Target: additional drilling has extended broad zones of near surface gold mineralization over a 1.5 km strike length, including a 350 m step out hole to the east. Tulune is a greenfields discovery made in 2020, and is located between the Gordon and MacLellan deposits. All 29 holes drilled within the felsic intrusive at the Tulune target to date have intersected gold mineralization1.
◦1.12 g/t Au over 23.00 m (22LLX059)
◦1.08 g/t Au over 16.10 m, including 34.30 g/t Au over 0.30 m (22LLX054); and
◦0.75 g/t Au over 21.90 m (22LLX060)
•Burnt Timber and Linkwood Gold Deposits: an updated deposit-scale geological model has been completed for both deposits, demonstrating excellent potential for a smaller, higher-grade Mineral Resource that could provide additional ore to the MacLellan mill. The deposits contained Inferred Mineral Resources totaling 1.6 million ounces grading 1.1 g/t Au (44.4 mt) as of December 31, 2022. The Burnt Timber and Linkwood deposits are connected by an existing all-season road to the planned MacLellan site and mill, representing further upside potential to the upcoming 2023 Study.

1Gold grades reported as uncut, composite intervals reported as core length, true width is unknown at this time.
Exploration spending totaled $1.7 million in the third quarter and $5.9 million for the first nine months of 2023, all of which was capitalized.

Review of Third Quarter Financial Results
During the third quarter of 2023, the Company sold 132,633 ounces of gold for operating revenues of $256.2 million. This represented a 20% increase from the prior year period due to an 8% increase in ounces sold, driven by higher production from the Mulatos District, and a higher realized gold price.
Cost of sales (which includes mining and processing costs, royalties, and amortization expense) were $158.0 million in the third quarter, 6% lower than the prior year period. Cost of sales in the prior year period were impacted by a net realizable value adjustment on the Mulatos heap leach inventory of $11.6 million. Excluding the impact of the inventory adjustment, key drivers of changes to cost of sales as compared to the prior year period were as follows:
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TRADING SYMBOL: TSX:AGI NYSE:AGI

Mining and processing costs were $108.3 million, 4% higher than the prior year period. The increase primarily reflects the impact of inflationary pressures on mining and processing costs across the operations. Inflationary pressures and operating costs have remained in line with expectations. The impact of the stronger Mexican peso relative to the annual cost guidance has been largely mitigated by the Company's hedge position on the Mexican peso.
Total cash costs of $835 per ounce and AISC of $1,121 per ounce were lower than the prior year period driven by the low-cost production growth from La Yaqui Grande.
Royalty expense was $2.5 million in the quarter, slightly higher than the prior year period of $2.4 million due to the higher average realized gold price.
Amortization of $47.2 million, or $356 per ounce in the quarter was lower than the prior year period due to the higher contribution of production from La Yaqui Grande which has a lower depletable cost base, resulting in lower amortization per ounce.
The Company recognized earnings from operations of $82.6 million in the third quarter, 176% higher than the prior year period, as a result of the increase in ounces sold and margin expansion, driven by low-cost production growth from La Yaqui Grande. Earnings from operations in the prior year period were also impacted by the non-cash net realizable value adjustment on the Mulatos heap leach inventory.
The Company reported net earnings of $39.4 million in the quarter, compared to a net loss of $1.4 million in the prior year period. Adjusted earnings (1) in the third quarter were $54.5 million, or $0.14 per share, which included adjustments for an unrealized foreign exchange loss recorded within deferred taxes, and foreign exchange gains on net monetary assets and liabilities, resulting from the weakening of the Canadian dollar and Mexican peso.
(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

Associated Documents
This press release should be read in conjunction with the Company’s interim consolidated financial statements for the three-month period ended September 30, 2023 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company's website, www.alamosgold.com, in the "Investors" section under "Reports and Financials", and on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).
Reminder of Third Quarter 2023 Results Conference Call
The Company's senior management will host a conference call on Thursday, October 26, 2023 at 10:00 am ET to discuss the results. Participants may join the conference call via webcast or through the following dial-in numbers:
Toronto and International:                (416) 340-2217
Toll free (Canada and the United States):         (800) 898-3989
Participant passcode:                    3694467#
Webcast:                         www.alamosgold.com
A playback will be available until November 26, 2023 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The passcode is 3494502#. The webcast will be archived at www.alamosgold.com.
Qualified Persons
23 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Chris Bostwick, FAusIMM, Alamos’ Senior Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this press release.
About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.
FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice-President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements
This press release contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed, to be, forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", "believe", "anticipate", "intend", "objective", "estimate", “potential”, "forecast", "budget", “target”, "goal", “on track”, “on pace”, “outlook”, “continue”, “ongoing”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Such statements include, but may not be limited to, guidance and expectations pertaining to: free cash flow, mine-site free cash flow, gold production, total cash costs, all-in sustaining costs, mine-site all-in sustaining costs, capital expenditures, total sustaining and growth capital, capitalized exploration; achieving 2023 annual guidance; increases to production, value of operation and decreases to costs resulting from intended completion of the Phase 3+ Expansion at Island Gold; intended infrastructure investments in, method of funding for, and timing of the completion of, the Phase 3+ Expansion; the expectation that the Lynn Lake project will be an attractive, low-cost long-life growth project in Canada with significant exploration upside; expenditures on the development of the Lynn Lake project; the effect of court and administrative proceedings in Manitoba on project timelines for the Lynn Lake project; exploration potential, budgets, focuses, programs, targets and projected exploration results; returns to stakeholders; gold prices; potential for further growth from PDA, a new development plan for PDA and the expected timing of its completion; mine life, including an anticipated mine life extension at Mulatos; Mineral Reserve life; Mineral Reserve and Resource grades; reserve and resource estimates; mining and milling rates; the Company’s approach to reduction of its environmental footprint (including new initiatives and target reduction in greenhouse gas emissions), community relations and governance as well as other general information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future plans and performance.

Alamos cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.
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TRADING SYMBOL: TSX:AGI NYSE:AGI

Risk factors that may affect Alamos’ ability to achieve the expectations set forth in the forward-looking statements in this press release include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates which may be impacted by unscheduled maintenance, weather issues, labour and contractor availability and other operating or technical difficulties); operations may be exposed to new diseases, epidemics and pandemics, including any ongoing effects and potential further effects of COVID-19; the impact of COVID-19 or any other new illness, epidemic or pandemic on the broader market and the trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico, the United States and Türkiye; the duration of any ongoing or new regulatory responses to COVID-19 or any other new illness, epidemic or pandemic; government and the Company’s attempts to reduce the spread of any illness, epidemic or pandemic which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates (particularly the Canadian Dollar, Mexican peso, U.S. dollar and Turkish lira); the impact of inflation; changes in the Company's credit rating; any decision to declare a quarterly dividend; employee and community relations; litigation and administrative proceedings (including but not limited to the investment treaty claim announced on April 20, 2021 against the Republic of Türkiye by the Company’s wholly-owned Netherlands subsidiaries, Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V., the application for judicial review of the positive Decision Statement issued by the Ministry of Environment and Climate Change Canada commenced by the Mathias Colomb Cree Nation (MCCN) in respect of the Lynn Lake Gold Project and the MCCN’s corresponding internal appeal of the Environment Act Licenses issued by the Province of Manitoba for the project); disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays with the Phase 3+ expansion project at the Island Gold mine; court or other administrative decisions impacting the Company’s approved Environmental Impact Study and/or issued project permits, construction decisions and any development of the Lynn Lake project; delays in the development or updating of mine plans; changes with respect to the intended method of accessing and mining the deposit at PDA and changes related to the intended method of processing any ore from the deposit of PDA; the risk that the Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating assets; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation, controls or regulations in Canada, Mexico, Türkiye, the United States and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. The litigation against the Republic of Türkiye, described above, results from the actions of the Turkish government in respect of the Company’s projects in the Republic of Türkiye. Such litigation is a mitigation effort and may not be effective or successful. If unsuccessful, the Company’s projects in Türkiye may be subject to resource nationalism and further expropriation; the Company may lose any remaining value of its assets and gold mining projects in Türkiye and its ability to operate in Türkiye. Even if the litigation is successful, there is no certainty as to the quantum of any damages award or recovery of all, or any, legal costs. Any resumption of activities in Türkiye, or even retaining control of its assets and gold mining projects in Türkiye can only result from agreement with the Turkish government. The investment treaty claim described in this press release may have an impact on foreign direct investment in the Republic of Türkiye which may result in changes to the Turkish economy, including but not limited to high rates of inflation and fluctuation of the Turkish Lira which may also affect the Company’s relationship with the Turkish government, the Company’s ability to effectively operate in Türkiye, and which may have a negative effect on overall anticipated project values.

Additional risk factors and details with respect to risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release are set out in the Company's latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, which are available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this press release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

25 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources
Measured, Indicated and Inferred Resources: All resource and reserve estimates included in this press release or documents referenced in this press release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.

Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.

International Financial Reporting Standards: The condensed interim consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.
26 | Alamos Gold Inc

Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:
•adjusted net earnings and adjusted earnings per share;
•cash flow from operating activities before changes in working capital and taxes received;
•company-wide free cash flow;
•total mine-site free cash flow;
•mine-site free cash flow;
•total cash cost per ounce of gold sold;
•AISC per ounce of gold sold;
•mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;
•sustaining and non-sustaining capital expenditures; and
•earnings before interest, taxes, depreciation, and amortization ("EBITDA")
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are dully noted and retrospectively applied as applicable.
Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings (loss):
•Foreign exchange gain
•Items included in other (loss) gain
•Certain non-recurring items
•Foreign exchange (loss) gain recorded in deferred tax expense
•The income and mining tax impact of items included in other (loss) gain
Net earnings (loss) have been adjusted, including the associated tax impact, for the group of costs in “other (loss) gain” on the consolidated statement of comprehensive income. Transactions within this grouping are: the fair value changes on non-hedged derivatives; the renunciation of flow-through exploration expenditures; loss on disposal of assets; and Turkish Projects holding costs and arbitration costs. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings (loss).
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of
27 | Alamos Gold Inc

operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Net earnings (loss)	$39.4	($1.4)	$162.9	($3.5)
Adjustments:
Inventory net realizable value adjustment, net of taxes	—	7.7	—	22.4
Impairment charge, net of taxes	—	—	—	26.7
Foreign exchange gain	(0.5)	(1.5)	(1.6)	(1.9)
Other loss (gain)	4.3	(3.5)	2.6	(1.5)
Unrealized foreign exchange loss (gain) recorded in deferred tax expense	12.4	24.5	(4.0)	31.6
Other income tax and mining tax adjustments	(1.1)	1.1	(0.7)	0.4
Adjusted net earnings	$54.5	$26.9	$159.2	$74.2
Adjusted earnings per share - basic	$0.14	$0.07	$0.40	$0.19
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Cash flow from operating activities	$112.5	$74.0	$348.6	$196.2
Add: Changes in working capital and taxes paid	20.7	22.1	50.1	56.1
Cash flow from operating activities before changes in working capital and taxes paid	$133.2	$96.1	$398.7	$252.3
Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from the consolidated operating cash flow, less consolidated mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Cash flow from operating activities	$112.5	$74.0	$348.6	$196.2
Less: mineral property, plant and equipment expenditures	(75.2)	(72.6)	(239.2)	(228.9)
Company-wide free cash flow	$37.3	$1.4	$109.4	($32.7)
Mine-site Free Cash Flow
"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
28 | Alamos Gold Inc

Consolidated Mine-Side Free Cash Flow	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
(in millions)
Cash flow from operating activities	$112.5	$74.0	$348.6	$196.2
Add: operating cash flow used by non-mine site activity	9.7	8.2	38.9	32.6
Cash flow from operating mine-sites	$122.2	$82.2	$387.5	$228.8

Mineral property, plant and equipment expenditure	$75.2	$72.6	$239.2	$228.9
Less: capital expenditures from development projects, and corporate	(5.6)	($6.9)	(14.8)	(17.4)

Capital expenditure and capital advances from mine-sites	$69.6	$65.7	$224.4	$211.5

Total mine-site free cash flow	$52.6	$16.5	$163.1	$17.3

Young-Davidson Mine-Site Free Cash Flow	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
(in millions)
Cash flow from operating activities	$43.2	$38.4	$125.8	$128.2
Mineral property, plant and equipment expenditure	(12.3)	(15.1)	(43.2)	(50.9)
Mine-site free cash flow	$30.9	$23.3	$82.6	$77.3

Island Gold Mine-Site Free Cash Flow	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
(in millions)
Cash flow from operating activities	$38.3	$32.1	$125.0	$109.0
Mineral property, plant and equipment expenditure	(47.5)	(40.7)	(159.2)	(103.4)
Mine-site free cash flow	($9.2)	($8.6)	($34.2)	$5.6

Mulatos District Free Cash Flow	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
(in millions)
Cash flow from operating activities	$40.7	$11.7	$136.7	($8.4)
Mineral property, plant and equipment expenditure	(9.8)	(9.9)	(22.0)	(57.2)
Mine-site free cash flow	$30.9	$1.8	$114.7	($65.6)
Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
29 | Alamos Gold Inc

For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized  meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
(in millions, except ounces and per ounce figures)
Mining and processing	$108.3	$104.2	$323.9	$288.8
Royalties	2.5	2.4	7.5	6.9
Total cash costs	110.8	106.6	331.4	295.7
Gold ounces sold	132,633	122,780	397,253	323,410
Total cash costs per ounce	$835	$868	$834	$914

Total cash costs	$110.8	$106.6	$331.4	$295.7
Corporate and administrative (1)	6.3	6.4	20.0	18.7
Sustaining capital expenditures (2)	27.3	26.0	77.6	68.7
Share-based compensation	1.8	4.5	15.4	11.2
Sustaining exploration	0.7	0.5	1.9	1.8
Accretion of decommissioning liabilities	1.8	0.6	5.1	2.0
Total all-in sustaining costs	$148.7	$144.6	$451.4	$398.1
Gold ounces sold	132,633	122,780	397,253	323,410
All-in sustaining costs per ounce	$1,121	$1,178	$1,136	$1,231
(1)Corporate and administrative expenses exclude expenses incurred at development properties.
(2)Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital expenditures for the period are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
(in millions)
Capital expenditures per cash flow statement	$75.2	$72.6	$239.2	$228.9
Less: non-sustaining capital expenditures at:
Young-Davidson	(1.5)	(2.1)	(8.1)	(17.3)
Island Gold	(36.9)	(31.6)	(126.2)	(77.0)
Mulatos District	(3.9)	(6.0)	(12.5)	(48.5)
Corporate and other	(5.6)	(6.9)	(14.8)	(17.4)
Sustaining capital expenditures	$27.3	$26.0	$77.6	$68.7

30 | Alamos Gold Inc

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
(in millions, except ounces and per ounce figures)
Mining and processing	$41.4	$41.5	$123.4	$122.3
Royalties	1.3	1.3	3.9	4.2
Total cash costs	$42.7	$42.8	$127.3	$126.5
Gold ounces sold	45,498	49,218	134,744	147,405
Total cash costs per ounce	$939	$870	$945	$858

Total cash costs	$42.7	$42.8	$127.3	$126.5
Sustaining capital expenditures	10.8	13.0	35.1	33.6
Accretion of decommissioning liabilities	0.1	—	0.3	0.2
Total all-in sustaining costs	$53.6	$55.8	$162.7	$160.3
Gold ounces sold	45,498	49,218	134,744	147,405
Mine-site all-in sustaining costs per ounce	$1,178	$1,134	$1,207	$1,087

Island Gold Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
(in millions, except ounces and per ounce figures)
Mining and processing	$20.8	$19.7	$59.9	$57.6
Royalties	0.7	0.7	1.9	1.9
Total cash costs	$21.5	$20.4	$61.8	$59.5
Gold ounces sold	35,255	31,342	97,165	91,507
Total cash costs per ounce	$610	$651	$636	$650

Total cash costs	$21.5	$20.4	$61.8	$59.5
Sustaining capital expenditures	10.6	9.1	33.0	26.4
Accretion of decommissioning liabilities	0.2	0.1	0.4	0.2
Total all-in sustaining costs	$32.3	$29.6	$95.2	$86.1
Gold ounces sold	35,255	31,342	97,165	91,507
Mine-site all-in sustaining costs per ounce	$916	$944	$980	$941

Mulatos District Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
(in millions, except ounces and per ounce figures)
Mining and processing	$46.1	$43.0	$140.6	$108.9
Royalties	0.5	0.4	1.7	0.8
Total cash costs	$46.6	$43.4	$142.3	$109.7
Gold ounces sold	51,880	42,220	165,344	84,498
Total cash costs per ounce	$898	$1,028	$861	$1,298

Total cash costs	$46.6	$43.4	$142.3	$109.7
Sustaining capital expenditures	5.9	3.9	9.5	8.7
Sustaining exploration	0.2	0.1	0.5	0.5
Accretion of decommissioning liabilities	1.5	0.6	4.4	1.6
Total all-in sustaining costs	$54.2	$48.0	$156.7	$120.5
Gold ounces sold	51,880	42,220	165,344	84,498
Mine-site all-in sustaining costs per ounce	$1,045	$1,137	$948	$1,426
Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
31 | Alamos Gold Inc

EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Net earnings (loss)	$39.4	($1.4)	$162.9	($3.5)
Add back:
Inventory net realizable value adjustment	—	11.6	—	33.9
Impairment expense	—	—	—	38.2
Finance expense	0.6	1.0	2.7	3.5
Amortization	47.2	49.9	139.6	125.9
Deferred income tax expense	23.8	34.9	26.4	51.9
Current income tax expense	15.0	0.4	53.2	1.4
EBITDA	$126.0	$96.4	$384.8	$251.3
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income (loss) and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:
•Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense

32 | Alamos Gold Inc

Unaudited Consolidated Statements of Financial Position, Comprehensive
Income, and Cash Flow
ALAMOS GOLD INC.
Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	September 30, 2023	December 31, 2022
A S S E T S
Current Assets
Cash and cash equivalents	$215.9	$129.8
Equity securities	14.0	18.6
Amounts receivable	45.9	37.2
Inventory	269.9	234.2
Other current assets	13.7	16.2
Assets held for sale	—	5.0
Total Current Assets	559.4	441.0

Non-Current Assets
Mineral property, plant and equipment	3,293.6	3,173.8
Other non-current assets	57.2	59.4
Total Assets	$3,910.2	$3,674.2

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$178.8	$181.2
Income taxes payable	49.0	0.7
Total Current Liabilities	227.8	181.9

Non-Current Liabilities
Deferred income taxes	688.7	660.9
Decommissioning liabilities	114.9	108.1
Other non-current liabilities	2.3	2.2
Total Liabilities	1,033.7	953.1

E Q U I T Y
Share capital	$3,731.7	$3,703.8
Contributed surplus	88.4	90.7
Accumulated other comprehensive loss	(29.5)	(24.8)
Deficit	(914.1)	(1,048.6)
Total Equity	2,876.5	2,721.1
Total Liabilities and Equity	$3,910.2	$3,674.2

33 | Alamos Gold Inc

ALAMOS GOLD INC.
Consolidated Statements of Comprehensive Income (Loss)
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
OPERATING REVENUES	$256.2	$213.6	$768.7	$589.3

COST OF SALES
Mining and processing	108.3	104.2	323.9	288.8
Inventory net realizable value adjustment	—	11.6	—	33.9
Royalties	2.5	2.4	7.5	6.9
Amortization	47.2	49.9	139.6	125.9
	158.0	168.1	471.0	455.5
EXPENSES
Exploration	7.5	4.7	16.1	15.8
Corporate and administrative	6.3	6.4	20.0	18.7
Share-based compensation	1.8	4.5	15.4	11.2
Impairment charge	—	—	—	38.2
	173.6	183.7	522.5	539.4
EARNINGS BEFORE INCOME TAXES	82.6	29.9	246.2	49.9

OTHER EXPENSES
Finance expense	(0.6)	(1.0)	(2.7)	(3.5)
Foreign exchange gain	0.5	1.5	1.6	1.9
Other (loss) gain	(4.3)	3.5	(2.6)	1.5
EARNINGS FROM OPERATIONS	$78.2	$33.9	$242.5	$49.8

INCOME TAXES
Current income tax expense	(15.0)	(0.4)	(53.2)	(1.4)
Deferred income tax expense	(23.8)	(34.9)	(26.4)	(51.9)
NET EARNINGS (LOSS)	$39.4	($1.4)	$162.9	($3.5)

Items that may be subsequently reclassified to net earnings:
Net change in fair value of currency hedging instruments, net of taxes	(3.8)	(14.8)	4.0	(15.9)
Net change in fair value of fuel hedging instruments, net of taxes	0.2	(0.9)	—	0.1
Items that will not be reclassified to net earnings:
Unrealized gain (loss) on equity securities, net of taxes	(6.1)	(6.1)	(9.0)	(19.1)
Total other comprehensive loss	($9.7)	($21.8)	($5.0)	($34.9)
COMPREHENSIVE INCOME (LOSS)	$29.7	($23.2)	$157.9	($38.4)

EARNINGS (LOSS) PER SHARE
– basic	$0.10	$0.00	$0.41	($0.01)
– diluted	$0.10	$0.00	$0.41	($0.01)

34 | Alamos Gold Inc

ALAMOS GOLD INC.
Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings (loss) for the period	$39.4	($1.4)	$162.9	($3.5)
Adjustments for items not involving cash:
Amortization	47.2	49.9	139.6	125.9
Impairment charge	—	—	—	38.2
Inventory net realizable value adjustment	—	11.6	—	33.9
Foreign exchange gain	(0.5)	(1.5)	(1.6)	(1.9)
Current income tax expense	15.0	0.4	53.2	1.4
Deferred income tax expense	23.8	34.9	26.4	51.9
Share-based compensation	1.8	4.5	15.4	11.2
Finance expense	0.6	1.0	2.7	3.5
Other items	5.9	(3.3)	0.1	(8.3)
Changes in working capital and taxes paid	(20.7)	(22.1)	(50.1)	(56.1)
	112.5	74.0	348.6	196.2
INVESTING ACTIVITIES
Mineral property, plant and equipment	(75.2)	(72.6)	(239.2)	(228.9)
Proceeds from sale of Esperanza	—	—	—	5.0
Proceeds from disposition of equity securities	—	—	0.1	—
Investment in equity securities	(1.1)	(1.2)	(2.7)	(3.9)
Manitou transaction costs	—	—	(0.2)	—
	(76.3)	(73.8)	(242.0)	(227.8)
FINANCING ACTIVITIES
Dividends paid	(8.7)	(8.7)	(26.7)	(26.3)
Repurchase and cancellation of common shares	—	—	—	(8.2)
Proceeds from issuance of flow-through shares	—	4.6	—	10.4
Proceeds from the exercise of options and warrants	0.6	—	6.3	0.7
	(8.1)	(4.1)	(20.4)	(23.4)
Effect of exchange rates on cash and cash equivalents	(0.8)	(0.9)	(0.1)	(0.8)
Net increase (decrease) in cash and cash equivalents	27.3	(4.8)	86.1	(55.8)
Cash and cash equivalents - beginning of period	188.6	121.5	129.8	172.5
CASH AND CASH EQUIVALENTS - END OF PERIOD	$215.9	$116.7	$215.9	$116.7

35 | Alamos Gold Inc